For the period ended (a) June 30, 1997
File number (a) 811-6334

                        SUB-ITEM 77J

            Restatement of Capital Share Account

       The  BlackRock  Government  Income
Trust    accounts   for    and    reports
distributions    to    shareholders    in
accordance with the American Institute of
Certified  Public Accountants'  Statement
of    Position    93-2:    Determination,
Disclosure,   and   Financial   Statement
Presentation of Income, Capital Gain, and
Return   of   Capital  Distributions   by
Investment  Companies.  The   effect   of
applying  this statement was to: increase
undistributed  net investment  income  by
$87,466  and decrease paid-in captial  by
$87,466.   Net  investment  income,   net
realized gains and net assets were not affected by this change.